March 21, 2023

Stacie Gorman

Pam Howell

Peter McPhun

Jennifer Monick

Division of Corporation Finance

Office of Real Estate & Construction

Securities & Exchange Commission

Washington, D.C.

Re:Lucent, Inc.

Amendment No. 2 to Form 10

Filed March 3, 2023

File No. 000-56509

Dear Ms. Gorman:

The following are the issuers response to your comment letter of March 17, 2023.

Amendment No. 2 to Form 10 filed March 3, 2023

General

1.We note your response to comment 11 of our letter. Please revise the disclosure throughout to clearly reference the prior registration statement on Form S-1 that was declared effective on April 13, 2020, disclose the reporting obligations that commenced upon effectiveness of that registration statement, and clearly disclose the delinquency of the company by failing to file the required periodic reports. Please also revise your disclosure throughout to address the risks associated with failure to file the Exchange Act reports. Lastly, please include a separate risk factor relating to the risks.

Additional delinquency disclosure added including a risk factor.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

2.We partially reissue comment 3. Please update the information in this section as of the most recent practicable date. The current disclosure is as of July 31, 2018.

Updated to March 1, 2023.

Item 5. Directors and Executive Officers, page 12

3.We note your response to comment 4 of our letter and reissue our comment. Please provide at least 5 years of experience for Mr. Arenal, including clear disclosure of any experience with shell companies. For example, we note that Mr. Arenal is listed as the CEO for Tenaya Group Inc. Please disclose each company worked at, the position held, and the month and year his employment started and ended with each entity. Please identify any conflicts associated with having at least two companies that would currently be seeking merger candidates.

5 year and additional employment disclosure added.

Financial Statements as of and for the six months ended November 30, 2022 and 2021, page F-14

4.We reissue our comment 10 as the header on page F-14 continues to refer to the notes to the interim financial statements as audited instead of unaudited. In addition, please revise the header on page F-7 to refer to notes to the audited financial statements.

Headers have been updated accordingly.

/s/ Steven Arenal

Steven Arenal

Chief Executive Officer of Lucent, Inc.